Room 4561

May 10, 2006

Mr. Thomas J. Falk
Chief Executive Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100

> **Re: Kimberly-Clark Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2006**
> **Form 10-Q for the period ended March 31, 2006 filed May 5, 2006**
> **Form 8-K filed during Fiscal 2006**
> **File No. 1-225**

Dear Mr. Falk:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Competitive Improvements Initiative, page 7

1.   Based on discussion here and elsewhere in your filing, it appears that your
        competitive improvement initiatives will consist of various individual plans or
        actions that will occur over numerous future periods. Explain to us how you have
        evaluated what actions will represent separate plans for purposes of disclosure
        under SFAS 146 and SAB Topic 5.P, question 4. Please note that presentation of
        separate information for each individual plan generally is appropriate.

Form 8-K filed April 24, 2006

2.   The sub-heading of your press release indicates, in part, that "EPS Before
        Unusual Items Were 93 Cents." We note no corresponding disclosure of earnings
        per share on a GAAP basis. Explain to us why you believe this presentation
        complies with Item 10(e)(i)(A) of Regulation S-K.

3.   Under the caption "Other First Quarter Operating Results", you disclose and
        discuss operating profit before unusual items. We note no corresponding
        disclosure or discussion of operating profit on a GAAP basis. Explain to us why
        you believe this presentation complies with Item 10(e)(i)(A) of Regulation S-K.

4.   We note that you have described the charges incurred in connection with your
        competitive improvement initiatives as being "unusual. Explain to us why you
        believe it is appropriate to describe these charges as being "unusual". In this
        regard, it appears that your competitive improvement initiatives consist of various
        individual plans or actions that will occur, and result in charges, over numerous
        future periods.

5.   With respect to your presentation of operating profit and earnings before
        "unusual" items, explain to us, in detail, how you have considered the answers to
        questions 8 and 9 in of Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures. Your response should address, but no be limited to,
        why you believe the measure is useful to investors.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief